Akerman LLP
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Wayne A. Wald
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F: 212 880 8965
wayne.wald@akerman.com

August 6, 2021

Via Edgar Transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Linda Cvrkel Mr. Rufus Decker

Re:	Carrols Restaurant Group, Inc.
Form 10-K for the Fiscal Year Ended January 3, 2021
Filed March 11, 2021
File No. 001-33174

Dear Ms. Cvrkel and Mr. Decker:

Set forth below is the response on behalf of Carrols Restaurant Group, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated July 30, 2021 (the “Comment Letter”) concerning the referenced Form 10-K for the Fiscal Year Ended January 3, 2021, which was filed with the Commission on March 11, 2021 (the “Form 10-K”). For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this comment response letter unless the context otherwise requires, the words “we,” “us” and “our” refer to our client, the Company.

Ms. Linda Cvrkel
Mr. Rufus Decker
August 6, 2021

Form 10-K for the Fiscal Year Ended January 3, 2021

Consolidated Financial Statements
Consolidated Statements of Comprehensive Income (Loss), page F-4

1.It appears from your disclosure on page F-10 that cost of sales consists of food, beverage and paper costs and delivery charges, net of vendor purchase discounts and rebates, and is not burdened with other direct and indirect costs of producing your food and beverages. If so, please retitle this line item accordingly to better reflect what it represents.

While the Company believes that the title of the line item is fairly presented and sufficiently described in the notes accompanying the consolidated financial statements, the Company will retitle the line item as requested by the Staff in its future filings with the Commission, including its filing of the Form 10-Q for the three and six months ended July 4, 2021 to state "Food, beverage and packaging costs". The Company believes that the following line items included on page F-4 of the Form 10-K represent the direct costs related to operating the Company's restaurants: Cost of Sales (to be retitled "Food, beverage and packaging costs"), Restaurant wages and related expenses, Restaurant rent expense, Other restaurant operating expenses and Advertising expenses.

We are making this change in the spirit of cooperation with the staff of the Commission and not because we believe our prior filings are deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were deficient or inaccurate in any respect.

Thank you.

Very truly yours,

/s/ Wayne A. Wald

Wayne A. Wald

cc:	Jared L. Landaw
Anthony E. Hull
Gretta Miles